UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Alpha Frontier Limited

c/o Giant Investment Co., Ltd.

988 Zhongkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

Copies to:

Cai Guangliang

988 Zhongkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Playtika Holding UK II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 202,889,343
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 202,889,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,889,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alpha Frontier Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 202,889,343
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 202,889,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,889,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Cibi Business Information Consultancy Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 202,889,343
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 202,889,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,889,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Jukun Network Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 202,889,343
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 202,889,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,889,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Network Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 93,189,674
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 73,789,054

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,189,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of Novembr 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 222,289,963
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 202,889,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,289,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 222,289,963
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 202,889,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,289,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hazlet Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 48,769,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,769,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equal Sino Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 48,769,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,769,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 11 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 48,769,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,769,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 372,713,159 outstanding common stock as disclosed by the Issuer as of November 4, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 12 of 13 Pages

This Amendment No. 12 supplements and amends the Schedule 13D filed on April 6, 2021, the Schedule 13D/A filed on May 11, 2021, the Schedule 13D/A filed on January 24, 2022, the Schedule 13D/A filed on February 25, 2022, the Schedule 13D/A filed on June 28, 2022, the Schedule 13D/A filed on August 24, 2022, the Schedule 13D/A filed on August 29, 2022, the Schedule 13D/A filed on October 24, 2022, the Schedule 13D/A filed on December 5, 2022, the Schedule 13D/A filed on January 3, 2023, the Schedule 13D/A filed on January 3, 2024 and the Schedule 13D/A filed on September 20, 2024 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Shares”), of Playtika Holding, Corp., a Delaware corporation (the “Issuer” or “Playtika”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 12 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 12 is being filed by:

i.	Playtika Holding UK II Limited (“PHUKII”);

ii.	Alpha Frontier Limited (“Alpha”);

iii.	Shanghai Cibi Business Information Consultancy Co., Ltd (“Shanghai Cibi”);

iv.	Shanghai Jukun Network Technology Co., Limited. (“Shanghai Jukun”);

v.	Giant Network Group Co., Limited (“Giant”);

vi.	Giant Investment Co., Limited (“Giant Investment”);

vii.	Yuzhu Shi;

viii.	Hazlet Global Limited (“Hazlet”);

ix.	Equal Sino Limited (“Equal Sino”); and

x.	Jing Shi (each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”).

Item 5.	Interest in Securities of the Issuer.

(c) Except for (i) the sale of shares of common stock as disclosed in the Form 4 filed as on November 26, 2024 and (ii) the sale of 78,726 shares of common stock at a weighted average sale price of $8.54 on November 26, 2024, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Pledge Agreement

As previously disclosed, in September 2024, PHUKII entered into certain stock pledge agreements (the “Existing Pledge Ageements”) in connection with (i) an existing loan agreement between Shanghai Cibi, an affiliate of PHUKII, and China Minsheng Banking-Corp. Ltd., Shanghai Branch (“Lender”) (the “Existing Shanghai Cibi Loan Agreement”) and (ii) an existing loan agreement between Shanghai Zhunji Business Consultancy Partnership (“Zhunji”), an affiliate of PHUKII, and Lender (the “Existing Zhunji Loan Agreement”). Under the Existing Pledge Agreements, PHUKII pledged (a) as a first priority security interest, 48,769,736 of the Shares of the Issuer (the “Zhunji Loan Collateral”) to secure the obligations of Zhunji under the Existing Zhunji Loan Agreement, and (b) (A) as a first priority security interest, 150,589,906 of the Shares of the Issuer (the “Shanghai Cibi Loan Collateral”) and (B) as a second priority security interest, the Zhunji Loan Collateral, in each case to secure the obligations of Shanghai Cibi under the Existing Shanghai Cibi Loan Agreement.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 13 of 13 Pages

As previously disclosed, the Existing Pledge Agreements were part of ongoing discussions with respect to refinancing certain debt arrangements, including the Existing Shanghai Cibi Loan Agreement and the Existing Zhunji Loan Agreement. As part of these refinancing discussions, Shanghai Jukun entered into certain loan agreements and expects to enter into additional loan agreements with Lender (collectively, the “Shanghai Jukun Loan Agreements”). Pursuant to such loan agreements, Lender will make available to Shanghai Jukun certain new loans, the proceeds of which are intended to be used (in combination with Shanghai Cibi’s funds on hand) to repay a portion of the amounts outstanding under the Existing Shanghai Cibi Loan Agreement. In connection with the Shanghai Jukun Loan Agreements, on November 27, 2024, PHUKII entered into a stock pledge agreement (the “Shanghai Jukun Loan Pledge Agreement”) with Lender pursuant to which PHUKII pledged (i) as a second priority security interest, the Shanghai Cibi Loan Colateral and (ii) as a fourth ranking security interest, the Zhunji Loan Collateral, in each case to secure the obligations of Shanghai Jukun under the Shanghai Jukun Loan Agreements.

Further, Shanghai Giant Investment Management Co., Ltd. (“Giant Investment Management”), an affiliate of Giant Investment, expects to enter into certain loan agreements with Lender (collectively, the “Giant Investment Management Loan Agreements”). Pursuant to such loan agreements, Lender will make available to Giant Investment Management certain new loans, the proceeds of which will are intended to be used (in combination with Zhunji’s funds on hand) to fully repay the Existing Zhunji Loan Agreement. In connection with the Giant Investment Management Loan Agreements, on November 27, 2024, PHUKII entered into a stock pledge agreement (the “Giant Investment Management Loan Pledge Agreement”, and, together with the Shanghai Jukun Loan Pledge Agreement, the “New Pledge Agreements”) with Lender pursuant to which PHUKII pledged as a third ranking security interest, the Zhunji Loan Collateral to secure the obligations of Giant Investment Management under the the Giant Investment Management Loan Agreements.

In addition to the New Pledge Agreements, Shanghai Cibi and Hazlet also pledged certain shares of Alpha to Lender as additional security under the Shanghai Jukun Loan Agreements and the Giant Investment Management Loan Agreements, respectively. Upon the occurrence of certain customary events of default, the Lender may exercise its rights under the New Pledge Agreements to foreclose on, and dispose of, the applicable collateral in accordance with the New Pledge Agreements.

The foregoing descriptions of the New Pledge Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Pledge Agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Shanghi Jukun Loan Pledge Agreement, dated November 27, 2024.

99.2	Giant Investment Management Loan Pledge Agreement, dated November 27, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024	PLAYTIKA HOLDING UK II LIMITED

	By:	/s/ Tian Lin
	Name:	Tian Lin
	Title:	Director

	By:	/s/ Yu Du
	Name:	Yu Du
	Title:	Director

ALPHA FRONTIER LIMITED

	By:	/s/ Lu Zhang
	Name:	Lu Zhang
	Title:	Director

SHANGHAI CIBI BUSINESS INFORMATION CONSULTANCY CO., LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

SHANGHAI JUKUN NETWORK TECHNOLOGY COMPANY LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

GIANT NETWORK GROUP COMPANY LIMITED

	By:	/s/ Liu Wei
	Name:	Liu Wei
	Title:	Director & Authorized Signatory

GIANT INVESTMENT COMPANY LIMITED

By:	/s/ Shi Yuzhu
Name:	Shi Yuzhu
Title:	Director & Authorized Signatory

SHI YUZHU

/s/ Shi Yuzhu

HAZLET GLOBAL LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

EQUAL SINO LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

JING SHI

/s/ Jing Shi